Exhibit 99.1

Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Kenny Green CCG Investor Relations Tel. +1 646 201 9246 Voltaire@CCGIsrael.com

Voltaire Signs Software License and Development Agreement with IBM

CHELMSFORD, Mass. and RA’ANANA, Israel – December 22, 2010 – Voltaire Ltd. (NASDAQ: VOLT), a leading provider of scale-out data center fabrics, today announced a license and development agreement with IBM Corporation .  Under the terms of the agreement, Voltaire will license selected software to IBM.

Under the terms of the agreement, subject to achieving milestones and acceptance criteria, Voltaire expects to receive license fees and non-recurring engineering fees totaling approximately $17 million through 2012, the majority of which Voltaire expects to receive in 2011. Voltaire is entitled to receive ongoing support fees based on sales volume following the completion of integration and commercial roll-out.

Voltaire signed an agreement on November 29, 2010 to be acquired by Mellanox Technologies, Ltd.  The acquisition is subject to approval by Voltaire's shareholder and other conditions.

About Voltaire

Voltaire (NASDAQ: VOLT) is a leading provider of scale-out computing fabrics for data centers, high performance computing and cloud environments. Voltaire’s family of server and storage fabric switches and advanced management software improve performance of mission-critical applications, increase efficiency and reduce costs through infrastructure consolidation and lower power consumption. Used by more than 30 percent of the Fortune 100 and other premier organizations across many industries, including many of the TOP500 supercomputers, Voltaire products are included in server and blade offerings from Bull, Fujitsu, HP, IBM, NEC and SGI. Founded in 1997, Voltaire is headquartered in Ra’anana, Israel and Chelmsford, Massachusetts. More information is available at www.voltaire.com or by calling 1-800-865-8247.

Forward Looking Statements
Information provided in this press release contains statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to Voltaire’s plans, objectives and expectations for future operations, including, specifically, expected payments under the license and development agreement with IBM.  These statements are based upon management's current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of risks and uncertainties.  These factors include, but are not limited to, the success of the efforts to integrate our software with IBM,’s products, the timing of sales, and the impact of the economic downturn on capital expenditures by customers.  See also “Risk Factors” in Voltaire’s annual report on Form 20-F for the year ended December 31, 2009.  These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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